April 11, 2013

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General

Dear Sirs:

Subject:	TransGlobe Energy Corporation (the "Corporation")

We hereby confirm the following materials were sent on April 10, 2013 to the registered holders of Common Shares of the Corporation.

1.	2012 Annual Report
2.	Notice of Meeting and Management Proxy Circular dated March 25, 2013
3.	Instrument of Proxy
4.	2013 NI 51-102 Request Form
5.	Voting Instruction Form
6.	Proxy Return Envelope

We further confirm that copies of items # 2- # 4 of the above-noted materials were caused to be sent on April 5, 2013 to each intermediary holding Common Shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Daisy Molina"

Daisy Molina
Corporate Administrator
Corporate & Shareholder Services
Direct Dial:	403-668-8327